UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                          Spectra-Physics Lasers, Inc.

                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   847568 10 2
                                 (CUSIP Number)

                             Seth H. Hoogasian, Esq.
                                 General Counsel
                                 (781) 622-1000

                           Thermo Electron Corporation
                                 81 Wyman Street
                             Waltham, MA 02454-9046
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)


                              February 22, 1999
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           (Date of Event which Requires Filing of this Statement)

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     If the filing  person has  previously  filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].
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


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            1              NAME OF REPORTING PERSON
                           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                           Thermo Electron Corporation
                           IRS No. 04-2209186
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            2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A
                           GROUP*

---------------------------
---------------------------
                                                                       (a) [   ]
                                                                       (b) [ x ]
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            3              SEC USE ONLY
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            4              SOURCE OF FUNDS*


                           OO
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            5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                           IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           [   ]
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            6              CITIZENSHIP OR PLACE OF ORGANIZATION


                           State of Delaware
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 NUMBER OF SHARES     7    SOLE VOTING POWER
   BENEFICIALLY
  OWNED BY EACH            13,000,000
 REPORTING PERSON
       WITH
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                      8    SHARED VOTING POWER


                           0
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                      9    SOLE DISPOSITIVE POWER


                           13,000,000
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                     10    SHARED DISPOSITIVE POWER


                           0
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


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            11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                           REPORTING PERSON

                           13,000,000
---------------------------
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            12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                           EXCLUDES CERTAIN SHARES*                        [   ]
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---------------------------
            13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11


                           80.4%
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            14             TYPE OF REPORTING PERSON *

                           CO
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


Item 1.  Security and Issuer.

      This Schedule 13D relates to the shares (the "Shares") of common stock, par value $0.01 per share, of Spectra-Physics Lasers, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 1335 Terra Bella Avenue, Mountain View, California 94043.

Item 2.     Identity and Background

     This Schedule 13D is being filed by Thermo Electron Corporation (the "Reporting Person"). The Reporting Person holds the Shares of the Issuer that are the subject of this Schedule 13D through one or more controlled subsidiaries. As of the date of this Schedule 13D, 13,000,000 Shares were held by Spectra-Physics AB, which is a majority-owned subsidiary of Thermo Instrument Systems Inc. ("Thermo Instrument"), a majority-owned, publicly traded subsidiary of the Reporting Person.

      The Reporting Person develops, manufactures and markets analytical and monitoring instruments; biomedical products including heart-assist devices, respiratory-care equipment, and mammography systems; and paper-recycling and papermaking equipment. The Reporting Person also develops alternative-energy systems and clean fuels, provides a range of services including industrial outsourcing and environmental-liability management, and conducts research and development in advanced imaging, laser communications, and electronic information-management technologies.

      The  principal  business  address  and  principal  office  address  of the
Reporting  Person,  a  Delaware  corporation,   is  81  Wyman  Street,  Waltham,
Massachusetts 02454-9046.

      Appendix A attached to this Schedule 13D sets forth with respect to each executive officer and director of the Reporting Person his or her (a) name; (b) residence or business address; (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (d) citizenship. To the knowledge of the Reporting Person, there is no person who may be deemed to be a controlling person of the Reporting Person.

      During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any executive officer or director of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

       During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any executive officer or director of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgement, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

     The Shares of the Issuer that are the subject of this Schedule 13D were acquired indirectly as a result of Thermo Instrument's acquisition of 98 percent of the outstanding shares of Spectra-Physics AB, as described in Item 4 below.

Item 4.     Purpose of Transaction

      On January 7, 1999, Thermo Instrument announced that it would commence a tender offer (the "Offer") for all of the outstanding shares of Spectra-Physics AB, a publicly traded company with its shares listed on the Stockholm Stock Exchange, and the parent company of the Issuer. On February 22, 1999, Thermo Instrument announced that all of the conditions of its Offer had been satisfied and that the Offer was then unconditional in all respects. As of February 22, 1999, Thermo Instrument had purchased and received acceptances for approximately
17.3 million, or approximately 98 percent, of all outstanding Spectra-Physics AB shares. Thermo Instrument expects to acquire any remaining outstanding shares under the compulsory acquisition rules applicable to Swedish companies.

      As a consequence of Thermo Instrument's acquisition of 98 percent of the outstanding shares of Spectra-Physics AB, the Reporting Person has become the ultimate beneficial owner of all of the Shares of the Issuer owned by Spectra-Physics AB. The Reporting Person intends to evaluate the current corporate documents of the Issuer, including its Certificate of Incorporation, Bylaws, and other documents, and may make changes to such documents in order to conform them to the documents presently in effect with respect to other members of the Reporting Person's family of companies.

      Based on its current knowledge of the Issuer, the Reporting Person has no present plans or proposals which relate to or would result in any extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale or transfer of a material amount of assets involving the Issuer, or any material changes in the Issuer's capitalization, dividend policy, corporate structure or business or (except as described herein) the composition of its board of directors. The Reporting Person intends to cause a majority of the members of the Issuer's board of directors to consist of the Reporting Person's designees, as soon as practicable. In addition, the Reporting Person and its affiliates are continuing their review of the Issuer and its assets, corporate structure, capitalization, operations, properties, policies and personnel. After the completion of such review, the Reporting Person may propose or develop alternative plans or proposals, including mergers, transfers of a material amount of assets or other transactions of the nature described above, and may make changes involving the Issuer's assets, corporate structure, operations, properties, policies or personnel. Any transactions proposed might involve the Reporting Person or a wholly or majority-owned subsidiary of the Reporting Person. The Reporting Person reserves the right to effect any such plans, proposals or changes.

      In the future, the Reporting Person may make purchases or sales of Shares or other securities of the Issuer in such manner and in such amounts as it determines to be appropriate. In determining whether to do so, the Reporting Person will consider various relevant factors, including its evaluation of the Issuer's business, prospects and financial condition, amounts and prices of available securities of the Issuer, the market for the Issuer's securities, other opportunities available to the Reporting Person and general market and economic conditions.

      Except as set forth in this Item 4 and Item 6, neither the Reporting Person nor, to the Reporting Person's knowledge, any of the executive officers or directors of the Reporting Person has any current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through
(j) of Item 4 of Schedule 13D, although the Reporting Person and such other persons do not rule out the possibility of effecting or seeking to effect any such actions in the future.

Item 5.     Interest in Securities of the Issuer.

      (a) The Shares beneficially owned by the Reporting Person consist of 13,000,000 Shares, or approximately 80.4% of the outstanding Shares, owned by Spectra-Physics AB. To the knowledge of the Reporting Person, the executive officers and directors of the Reporting Person beneficially own no Shares.

      (b) The Reporting Person has the sole power to vote and dispose of the Shares beneficially owned by it.

      (c) As described in Item 4, the Reporting Person has purchased 98 percent of the outstanding shares of Spectra-Physics AB during the past 60 days, which purchases resulted in the Reporting Person becoming the ultimate beneficial owner of the 80.4% of the Issuer's Shares owned by Spectra-Physics AB. The Reporting Person has made no direct purchases of the Shares during the past 60 days and, to the knowledge of the Reporting Person, the executive officers and directors of the Reporting Person have made no direct purchases of the Shares during the past 60 days.

      On February 12, 1999, Thermo Instrument entered into a Standstill Agreement with the Issuer, pursuant to which Thermo Instrument agreed not to acquire, and agreed to cause its affiliates not to acquire, any Shares of the Issuer otherwise than pursuant to its acquisition of the shares of Spectra-Physics AB pursuant to the Offer. This prohibition on acquiring Shares of the Issuer terminated upon Thermo Instrument having accepted for payment and paid for the shares of Spectra-Physics AB pursuant to the Offer.

      (d) Not applicable.

      (e) Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

       See Items 4 and 5.

Item 7.     Material to Be Filed as Exhibits

      The following document relating to the securities of the Issuer is filed herewith.

      (i) Standstill Agreement between Thermo Instrument and the Issuer, dated February 12, 1999.

Signature

      After reasonable inquiry and to the best of its knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.


Date: March 3, 1999                     THERMO ELECTRON CORPORATION

                                        By:   /s/ Theo Melas-Kyriazi
                                              Theo Melas-Kyriazi
                                              Chief Financial Officer
                                              and Vice President

                                   APPENDIX A

      The following individuals are executive officers or directors of Thermo Electron Corporation ("Thermo Electron"). Unless otherwise noted, all such individuals are citizens of the United States. Unless otherwise noted, the business address of each executive officer and director of Thermo Electron is 81 Wyman Street, Waltham, Massachusetts 02454-9046.

John M. Albertine:                           Director, Thermo Electron

      Dr. Albertine is Chairman of the Board and Chief Executive Officer of Albertine Enterprises, Inc., an economic and public policy consulting firm. His business address is Albertine Enterprises, Inc., 1156 15th Street N.W., Suite 505, Washington, DC 20005.

Peter O. Crisp:                              Director, Thermo Electron

     Mr. Crisp was, until August 1997, a General Partner of Venrock Associates, a venture capital investment firm.

Elias P. Gyftopoulos:                        Director, Thermo Electron

     Dr. Gyftopoulos is Professor Emeritus of the Massachusetts Institute of Technology. His business address is Massachusetts Institute of Technology, Room 24-109, 77 Massachusetts Avenue, Cambridge, Massachusetts 02139.

Frank Jungers:                               Director, Thermo Electron

     Mr. Jungers is a consultant on business and energy matters. His business address is 822 NW Murray, Suite 242, Portland, Oregon 97229.

Robert A. McCabe:                            Director, Thermo Electron

     Mr. McCabe is President of Pilot Capital Corporation, a firm specializing in private investment and acquisition services. His business address is Pilot Capital Corporation, 444 Madison Avenue, Suite 2103, New York, New York 10022.

Donald E. Noble:                             Director, Thermo Electron

      For more than 20 years, from 1959 to 1980, Mr. Noble served as the Chief Executive Officer of Rubbermaid, Incorporated, first with the title of President and then as Chairman of the Board. His business address is Rubbermaid Incorporated, 1147 Akron Road, Wooster, Ohio 44691.

Robert W. O'Leary:                           Director, Thermo Electron

     Mr. O'Leary is the Chairman and Chief Executive Officer of Premier, Inc., a strategic healthcare alliance. His business address is Premier, Inc., 12225 El Camino Real, San Diego, California 92130.

Hutham S. Olayan:                            Director, Thermo Electron

     Ms. Olayan is the President and a director of Olayan America Corporation and President of Competrol Real Estate Limited, firms engaged in advisory services and private real estate investments. Her business address is Suite 1100, 505 Park Avenue, New York, New York 10022. Ms. Olayan is a citizen of Saudi Arabia.

Richard F. Syron:                            Director, Thermo Electron

     Mr. Syron has served as the Chairman and Chief Executive Officer of the American Stock Exchange since 1994. Mr. Syron was President and Chief Executive Officer of the Federal Reserve Bank of Boston from 1989 to 1994. His business address is 86 Trinity Place, New York, New York 10006.

Roger D. Wellington:                         Director, Thermo Electron

     Mr. Wellington is the President and Chief Executive Officer of Wellington Consultants, Inc. and of Wellington Associates, Inc., international business consulting firms.

George N. Hatsopoulos:                       Director, Chairman of the Board
                                             and Chief Executive Officer,
                                             Thermo Electron
John N. Hatsopoulos:                         Director and Vice Chairman of
                                             the Board, Thermo Electron
Theo Melas-Kyriazi:                          Chief Financial Officer and
                                             Vice President, Thermo Electron

Mr. Melas-Kyriazi is a citizen of Greece.

Peter G. Pantazelos:                         Executive Vice President,
                                             Corporate Development, Thermo
                                             Electron
Arvin H. Smith:                              President, Thermo Electron
Earl R. Lewis:                               Chief Operating Officer,
                                             Instrumentation, Thermo Electron
William A. Rainville:                        Chief Operating Officer,
                                             Recycling and Recovery Systems,
                                             Thermo Electron
John W. Wood Jr.:                            Senior Vice President, Thermo
                                             Electron
Paul F. Kelleher:                            Senior Vice President, Finance
                                             & Administration and Chief
                                             Accounting Officer, Thermo
                                             Electron
Brian D. Holt:                               Chief Operating Officer,
                                             Environmental and Energy,
                                             Thermo Electron
John T. Keiser:                              Chief Operating Officer,
                                             Biomedical and Emerging
                                             Technologies, Thermo Electron

                                                                     Exhibit (i)


                              STANDSTILL AGREEMENT

      This is an Agreement dated as of February 12, 1999 by and between Spectra-Physics Lasers, Inc., a Delaware corporation ("SPLI"), and Thermo Instrument Systems, Inc., a Delaware corporation ("Thermo")

      WHEREAS, Thermo, through one of its subsidiaries, has made a public cash tender offer (the "Offer") to the shareholders of Spectra-Physics AB, a Swedish corporation ("Parent"), for the entire issued share capital of the Parent;

      WHEREAS, Parent is the owner of approximately 80% of the outstanding shares of common stock (the "Common Stock") of SPLI;

      WHEREAS, Thermo has requested certain information from SPLI in connection with Thermo's interest in acquiring all the shares of Common Stock of SPLI not owned by the Parent (the "Transaction");

      WHEREAS, Thermo and the Parent have entered into a letter agreement dated December 23, 1998 (the "Confidentiality Agreement"),

      WHEREAS, SPLI believes it is in the best interest of its shareholders that Thermo not acquire any shares of Common Stock of SPLI (other than indirect ownership by means of the Offer) prior to the time Thermo becomes an "interested stockholder" of SPLI, within the meaning of Section 203 of the Delaware General Corporation Law (the "DGCL"), so that the shareholders of SPLI remain entitled to the protections afforded them by such section 203;

      THEREFORE, in consideration of the mutual covenants contained herein and for other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows.

      1. Definitions. For purposes of this Agreement, the terms listed below shall have the meanings ascribed to them in Section 203 of the DGCL, as in effect on the date hereof:

            (a)   affiliate;

            (b)   associate;

            (c)   interested stockholder; and

            (d) owner, including the term own and owned.

      2. Incorporation of Confidentiality Agreement. All the terms of the Confidentiality Agreement (except paragraphs 6, 9, 10 and 13 and the first sentence of paragraph 5) are incorporated herein by reference, with the term "Company" therein deemed to mean SPLI and its subsidiaries, and the term "Transaction" therein deemed to mean the Transaction.

      3. Ownership of Stock. Thermo hereby represents and warrants to SPLI that neither it nor its affiliates or associates own any shares of Common Stock as of the day hereof.

      4. Standstill. From and after the date hereof, Thermo will not, and will not permit any of its affiliates or associates to, acquire or become the owner of any shares of Common Stock of SPLI, other than by becoming the owner of not more than approximately 80% of the outstanding shares of Common Stock of SPLI now owned by Parent by virtue of Thermo becoming the owner of shares of the Parent pursuant to the Offer. The prohibition contained in this section shall terminate one day after the last to occur of the following events: (a) Thermo has become, and notifies the Board of Directors of SPLI that it has become, an interested stockholder with respect to SPLI by virtue of it becoming the owner of shares of the Parent; provided that, upon consummation of the transaction which resulted in Thermo becoming such an interested stockholder, Thermo did not own sufficient shares of Common Stock of SPLI for the exception contained in section 203(a)(2) of the DGCL to be applicable; and (b) Thermo accepts for payment and pays for pursuant to the Offer a majority of the stock and voting stock of the Parent. The time the prohibition contained in this section terminates pursuant to the previous sentence is referred to herein as the "Tender Offer Closing." The prohibition contained in this section shall also terminate one year after Thermo has publicly announced and notified the Board of Directors of SPLI in writing that it has terminated the Offer without accepting any shares of Parent tendered thereunder.

      5. Shareholder Rights Plan. SPLI agrees not to make a distribution of rights under the shareholder rights plan adopted February 12, 1999. SPLI shall not adopt a new shareholder rights plan as long as Thermo is in compliance with its representations, warranties and covenants contained herein, unless such shareholder rights plan provides that Thermo shall be exempt from its application so long as Thermo complies with its representations, warranties and covenants contained herein. The prohibition contained in this section shall terminate on the earlier of (a) the time Thermo publicly announces that it is withdrawing or terminating its Offer and (b) the Tender Offer Closing.

      6. Execution in Counterparts. For the convenience of the parties and to facilitate execution, this Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same document.

      7. Equitable Relief. Thermo acknowledges that damages alone will be an inadequate remedy for any breach or violation by it of any of the provisions of this Agreement, and agrees that SPLI shall be entitled, as a matter of right, to injunctive relief, including specific performance with respect to any such breach or violation, in any court of competent jurisdiction.

      8. Amendments. This Agreement may not be amended or modified, nor may compliance with any condition or covenant set forth herein be waived, except by a writing duly and validly executed by the parties hereto that specifically refers to this Agreement; provided that, from and after such time as Thermo has become an interested stockholder with respect to SPLI, no such amendment, modification or waiver shall be effective against any stockholder of SPLI without the consent of such stockholder.

      9. Miscellaneous. This Agreement shall be construed under and governed by the internal laws of the State of Delaware without regard to its conflict of laws provisions. This Agreement is complete, reflects the entire agreement of the parties with respect to its subject matter, and supersedes all previous written or oral negotiations, commitments and writings with respect to the subject matter hereof. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. From and after the time Thermo has become an interested stockholder with respect to SPLI, any stockholder of SPLI shall also be entitled to enforce in its own name any of the provisions hereof as if such stockholder were a party to and entitled to the benefits of this Agreement.

      IN WITNESS  WHEREOF,  the parties  hereto have caused this Agreement to be
executed  as  of  the  date  first  written  above  by  their  duly   authorized
representatives.

                                    SPECTRA-PHYSICS LASERS, INC.


                                    By:      /s/ Patrick L. Edsell
                                    Name:    Patrick L. Edsell
                                    Title:   Chairman, President and CEO


                                    THERMO INSTRUMENT SYSTEMS INC.


                                    By:      /s/ Earl R. Lewis
                                    Name:    Earl R. Lewis
                                    Title:   President and CEO